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April 10, 2015

VIA FEDEX AND EDGAR

Re:	Party City Holdco Inc.

Amendment No. 8 to Registration Statement on Form S-1

Filed April 10, 2015

File No. 333-193466

Mara Ransom, Assistant Director

Dietrich King, Legal Branch Chief

Dean Brazier, Staff Attorney

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Ladies and Gentlemen:

On behalf of Party City Holdco Inc. (the “Company”), we are hereby providing the following response to the comment letter from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission dated April 10, 2015 regarding the above-mentioned registration statement. To assist your review, we have presented the text of the Staff’s comment in italics below. The response and information described below are based upon information provided to us by the Company.

Capitalization, page 37

1.	It appears from your response to comment 2 that the redemption of PIK toggle notes with borrowings under your revolving credit facility will be a separate transaction that occurs at a later date than the redemption of PIK toggle notes with proceeds from this offering. Please explain to us in more detail why you determined it was appropriate to include the changes in capitalization resulting from the redemption of PIK toggle notes with borrowings under your revolving credit facility in the “As Adjusted” column of this table. In doing so, please tell us in more detail the basis for your assertion that any remaining outstanding PIK toggle notes will be redeemed with borrowings under your revolving credit facility and that such redemption will occur shortly after the closing of this offering. Also tell us in more detail what is meant by “shortly after” the closing of this offering, as this wording could potentially encompass a large range of timeframes.

Party City Holdco Inc.

Response to Comment 1:

As noted in “Use of Proceeds,” the Company expects to redeem all of its senior PIK toggle notes. As also discussed in “Use of Proceeds,” in addition to proceeds from this offering, the Company will use borrowings from its ABL Facility to make the redemption payment for the remainder of any amounts to the extent the proceeds from the offering are insufficient. The Company’s board of directors has already authorized the redemption of the senior PIK toggle notes in full with both the proceeds from this offering and, to the extent necessary, additional borrowings under its ABL Facility, and such redemption is scheduled to occur on May 4, 2015. The redemption of all PIK notes will occur simultaneously regardless of the source of funding. The Company believes that this anticipated timing supports the description of the redemption occurring “shortly after” the closing of this offering, which is less than two weeks after the anticipated closing of the offering of April 21, 2015.

The Company included changes in capitalization resulting from the redemption of the senior PIK toggle notes in the “As Adjusted” column of the table in “Capitalization” as it believes the Company’s intention to redeem all outstanding senior PIK toggle notes, whether such redemption is with the proceeds from this offering or through additional borrowings under its ABL Facility, is important to potential investors. The Company believes that this disclosure provides a meaningful representation of the Company’s capitalization in light of its intended use of proceeds as described in “Use of Proceeds.”

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Party City Holdco Inc.

Please do not hesitate to call me at 617-951-7294 or Thomas J. Danielski at 617-235-4961 with any questions or further comments you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

/s/ Julie H. Jones

Julie H. Jones

cc:	Party City Holdco Inc.
Michael A. Correale